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                                                                    EXHIBIT 99.8

                  CONSENTS OF PERSONS ABOUT TO BECOME DIRECTORS

     I, Stuart A. McFarland, understand that I have been nominated to serve on the NCRIC Group, Inc. ("NCRIC Group") Board of Directors for a three-year term. I further understand that the shareholders of NCRIC Group will vote on my nomination at the annual meeting of shareholders scheduled for June 24, 2003 and that, if elected, my three-year term will begin on that date. Pursuant to Rule 438 of Regulation C of the rules and regulations of the Securities Act of 1933 (the "1933 Act"), I hereby consent to being named as a person about to become a director in the registration statement filed by NCRIC Group on the date hereof.


Dated: May 12, 2003                              /s/ Stuart A. McFarland
                                               ---------------------------------
                                                     Stuart A. McFarland